UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 1-12079

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
	☐	Form N-CSR

For Period Ended: June 30, 2006
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Calpine Corporation
Full Name of Registrant

Former Name if Applicable

50 West San Fernando Street
Address of Principal Executive Office (Street and Number)

San Jose, CA 95113
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

Calpine Corporation (the “Registrant”) is filing this Form 12b-25 with respect to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 (the “June 30, 2006 Form 10-Q”), because it needs additional time to complete its quarter-end close process and complete its financial statements and other disclosures.

On and after December 20, 2005, the Registrant and many of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code and several of its Canadian subsidiaries have filed for creditor protection under the Companies’ Creditors Arrangement Act in Canada. Since that time, the Registrant has been attending to matters relating to those proceedings, including the evaluation of existing contracts and facility operating leases for rejection, assumption or repudiation, the determination of the tax provision together with the evaluation of deferred tax assets and the need for valuation allowances, the preparation of financial projections and formulation and preparation of disclosure materials to the United States Trustee’s office and the U.S. Bankruptcy Court, and the formulation of a plan of reorganization. At the same time, the Registrant has experienced attrition of certain key personnel within its accounting organization, including, in particular, the resignations of certain key personnel in the corporate consolidations and SEC reporting functions, for certain of which positions the Registrant has not been able to hire permanent replacements as of the date hereof. As a result, the Registrant requires additional time to complete its quarter-end close process and complete its financial statements and other disclosures. Accordingly, the Registrant is not able to file its June 30, 2006 Form 10-Q within the prescribed time period without unreasonable effort or expense. The Registrant expects to be able to file its June 30, 2006 Form 10-Q on or before the fifth calendar day following the prescribed due date.

Controls and Procedures

The Registrant previously concluded that it did not maintain effective internal control over financial reporting as of December 31, 2005. Specifically, we did not timely reconcile the underlying data being provided by the accounting department to the tax department to ensure the accuracy and validity for purposes of our tax calculations, principally relating to the book and tax basis of our property, plant and equipment. Accordingly, management determined that this control deficiency constitutes a material weakness. A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

During 2006, the Registrant has taken steps necessary to improve its internal controls relating to the preparation and review of interim and annual income tax provisions, specifically related to the timely reconciliation of the underlying data being provided by the accounting department to the tax department to ensure the accuracy and validity of such information for purposes of its tax calculations, principally relating to the book and tax basis of its property, plant and equipment.

Because the process of remediating the aforementioned material weakness is not complete, this material weakness exists as of June 30, 2006. As a result, the Registrant expects to report that its disclosure controls and procedures were not effective as of the end of the period covered by the June 30, 2006 Form 10-Q.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Gregory L. Doody	408	995-5115
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Calpine Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2006	By:	/s/ Charles B. Clark, Jr.
Charles B. Clark, Jr.
Senior Vice President, Controller and Chief Accounting Officer

ATTACHMENT

Significant Change in Results of Operations

The Registrant anticipates that the earnings statements to be included in its Quarterly Report on Form 10-Q for the period ended June 30, 2006 (the “June 30, 2006 Form 10-Q”), will reflect a significant change in the results of operations from the corresponding periods in the prior year. As a result of the Chapter 11 cases and the Companies’ Creditors Arrangement Act (“CCAA”) proceedings filed by the Registrant and many of its subsidiaries, the Registrant is currently evaluating its existing contracts and expects to report additional charges for expected allowed claims in the financial statements to be included in its June 30, 2006 Form 10-Q. In addition, the Registrant is incurring substantial direct and incremental reorganization costs in connection with the Chapter 11 and CCAA proceedings, including professional fees, pre-petition liability claim adjustments and losses that are probable and can be estimated related to repudiated contracts and rejected facility operating leases. Additionally, deferred tax assets are being assessed relative to the need for additional valuation allowances. Specifically, the Registrant had previously reported in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, net losses of $298 million and $467 million for the three and six months then ended, but expects to incur net losses of approximately $818 million and $1,407 million for the three and six months ended June 30, 2006. The expected increase in net losses primarily results from our reorganization items, as discussed above, and valuation allowances on deferred taxes.